Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

August 16, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Tidal Trust III (the “Trust”)

Post-Effective Amendment No. 43 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23312; 333-221764

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on August 5, 2024, with respect to the Registration Statement and the Trust’s proposed two new series, the Rockefeller U.S. Small-Mid Cap ETF and Rockefeller Global Equity ETF (each, a “Fund,” and together, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

PROSPECTUS

Fees and Expenses

1.	Please supplementally provide the Staff with a completed Fee Table for each Fund pre-effectively. Please also confirm that there is no fee waiver or reimbursement. If there are, please describe the waivers and/or reimbursements in a footnote.

Response: The Funds’ completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further confirms that there are currently no fee waivers or reimbursements in place.

2.	Please confirm in correspondence whether the Fund intends to engage in securities lending, borrowing, short sales, or make investments in other investment companies and, if so, add additional expense table line items. If so, please add any additional strategy disclosure or risk factors.

Response: The Trust confirms that the Funds do not initially intend to engage in securities lending, borrowing, or short sales, or make investments in other investment companies

Principal Investment Strategies

Rockefeller U.S. Small-Mid Cap ETF

3.	Please provide a brief example of what is meant by the terms “intrinsic and relative valuation” and how those changes thereto might trigger a sale of the security.

Response: The Trust confirms that the Prospectus has been revised accordingly.

Rockefeller Global Equity ETF

4.	Please add disclosure as to anticipated breakdown of portfolio assets invested in U.S. vs non-US companies and how the sub-adviser will determine whether a company is a U.S. or non-US issuer.

Response: The Trust confirms that such disclosure has been added to the Prospectus.

5.	Please clarify the statement in the first paragraph of page 7 that the Fund will not target any specific industry, region or sector with earlier disclosure that the Fund may invest in as few as 4 countries including the US and that the Fund may be focused on securities of companies in the same economic sector or industry.

Response: In light of the additional language added the prospectus in response to Comment 4, the Trust has determined to remove the statement that the Fund may be focused on securities of companies in the same economic sector or industry. For the same reason, the Trust has removed the statement that the Fund will invest in at least four countries.

Principal Investment Risks

6.	Given that risks associated with growth and value investing styles are listed as principal risks of the fund, please enhance the description of the Fund’s principal investment strategies to describe what growth and value investing means, how the Sub-Adviser implements those strategies, and how they relate to the Sub-Adviser’s selection of investments based on its evaluation of financial conditions and its bottoms up securities analysis.

Response: The Trust has determined that growth and value risks are not principal investment risks for the Funds. As a result, such risk disclosures have been removed.

Additional Information About the Funds

7.	In correspondence, please describe the difference, if any, in investment objective between a Fund seeking long-term growth of capital versus one seeking long-term capital appreciation.

Response: The Sub-Adviser does not believe there is a substantive difference between investment objectives seeking long-term growth of capital and long-term capital appreciation. For consistency, the investment objective of both Funds will be long-term growth of capital.

8.	In Item 9 of the prospectus, please provide further explanation and details beyond that described in the summary regarding the sub-adviser’s investment, research, strategy implementation, and diligence processes in relation to each Fund’s investment program.

Response: The Trust confirms that an explanation of the Sub-Adviser’s investment program has been added to the Item 9 disclosures in the Prospectus.

9.	Please clarify whether the country classifications disclosure is relevant to both Funds or just the Global Equity ETF.

Response: Clarifying language has been added to note that the country classification disclosure is relevant to the Global Equity ETF.

PART C

10.	Please add to Item 30 the undertaking regarding indemnification as provided in Rule 484 under the 1933 Act.

Response: The Trust confirms that the undertaking regarding indemnification as provided in Rule 484 under the 1933 Act has been added to Item 30.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Appendix A

Rockefeller U.S. Small-Mid Cap ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.75%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.75%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Estimated for the current year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$77	$240

Rockefeller Global Equity ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.55%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.55%

(1)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), will pay, or require a sub-adviser to pay, all expenses incurred by the Fund (except for advisory fees and sub-advisory fees, as the case may be) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Estimated for the current year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$56	$176